SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

(Amendment No.____)

Carbon 612 Corporation

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001

(Title of Class of Securities)

[None.]

(CUSIP Number)

KHG Trust

672 Dogwood Avenue

Suite 106

Franklin Square, NY 11010

With Copies To:

Harvey Kesner, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway

New York, New York 10006

Tel: (212) 930-9700

Fax: (212) 930-9725

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 4, 2010

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 X . Rule 13d-1(b)

     . Rule 13d-1(c)

     . Rule 13d-1(d)

_______________________

1. The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.

1	NAME OF REPORTING PERSONS KHG Trust S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 27-6062518
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ¨ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES	5	SOLE VOTING POWER 4,400,000
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 4,400,000
PERSON WITH	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,400,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.62%
12	TYPE OF REPORTING PERSON* OO IN

Item 1(a).

Name of Issuer:

Carbon 612 Corporation

Item 1(b).

Address of Issuer's Principal Executive Offices:

200 Old Country Road, Suite 610

Mineola, NY 11501-4241

Item 2(a).

Name of Person Filing.

KHG Trust

Item 2(b).

Address of Principal Business Office or, if None, Residence.

672 Dogwood Avenue, Suite 106

Franklin Square, NY 11010 (3)

Item 2(c).

Citizenship.

Not applicable.

Item 2(d).

Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).

CUSIP Number.

None.

Item 3. Type of Person.

Not applicable.

Item 4.

Ownership.

(a)

Amount beneficially owned: 4,400,000

(b)

Percent of class: 9.62%

(c)

Number of shares as to which such person has:

(1)

Sole power to vote or to direct the vote: 4,400,000

(ii)

Shared power to vote or to direct the vote: 0

(iii)

Sole Power to dispose or to direct the disposition of: 4,400,000

(iv)

Shared Power to dispose or to direct the disposition of: 0

Item 5.

Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not applicable.

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2010

Signature: /s/ Natan Green

Name/Title: Natan Green, Trustee

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